FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of January 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding the Acquisition of the Entire Issued and To Be Issued Share of Shire plc. by Takeda Pharmaceutical Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 8, 2019	By:	/s/ Mitsuhiro Okada
Mitsuhiro Okada
Head of Global Treasury & Finance Management

Better Health, Brighter Future

News Release

Notice regarding the Acquisition of the Entire Issued and To Be Issued

Share of Shire plc. by Takeda Pharmaceutical Company Limited

Osaka, Japan - January 8, 2019 – Takeda Pharmaceutical Company Limited (TSE: 4502) (“Takeda”) confirms that the scheme of arrangement (the “Scheme of Arrangement”) in relation to the proposed acquisition (the “Acquisition”) of Shire plc (“Shire”) by Takeda, as announced in the “Agreement on Commencement of a Friendly Acquisition Procedure to Make Shire plc a Wholly-owned Subsidiary” on May 8, 2018, became effective in accordance with its terms on January 8, 2019 (the “Effective Date”) and the entire issued and to be issued share capital of Shire is now owned by Takeda.

As a result of the Scheme having become effective, all of the conditions to the issuance of Takeda’s new shares (the “New Takeda Shares”) as part of the consideration for the Acquisition, as approved at Takeda’s Extraordinary Shareholders Meeting held on December 5, 2018, have been satisfied. Accordingly, the New Takeda Shares will be issued on the Effective Date in accordance with the subscription requirements announced in the “Notice regarding the determination of subscription requirements to issue new Takeda Shares” on January 7, 2019.

End of Document